Exhibit (a)(1)(T)




The following question and answer is hereby added immediately after the question and answer "WHAT DOES THE CORPORATION'S BOARD OF DIRECTORS THINK OF THE OFFER?" on page four of the Offer to Purchase:

          "WHAT DO THE OFFERORS THINK OF THE OFFER?

          The boards of directors of RCI and RCI Subco have each concluded that the offer is fair, from a financial point of view, to shareholders (other than RCI and its affiliates)."

The fourth full paragraph on page 32 of the Circular is hereby amended and restated in its entirety as follows:

          "At the request of RCI, on September 27, 2004, the Corporation constituted the Independent Committee with a mandate to, among other things, retain an investment advisor independent of RCI and its affiliates to prepare a formal valuation of the RWCI Restricted Voting Shares in accordance with Rule 61-501, Policy Q-27 and the Shareholder Protection Agreement. In order for the Corporation to be able to make a decision whether to proceed with a possible substantial issuer bid (an offer by an issuer to acquire its own shares, in this case, an offer by the Corporation to acquire RWCI Restricted Voting Shares) to purchase RWCI Restricted Voting Shares, it was necessary for the Corporation to determine the value of the RWCI Restricted Voting Shares pursuant to a formal valuation prepared by an independent valuator. See "Shareholder Protection Agreement - Issuer Bids" in Schedule "B" hereto. Such a valuation was required under the terms of the Shareholder Protection Agreement. A substantial issuer bid was being considered as a possibility because it could serve as a mechanism to permit funds to be transferred from the Corporation to RCI in order to permit RCI to repay financing in the amount of approximately $1,750 million to be incurred by RCI to complete the purchase of AT&T Wireless' stake in the Corporation. If such a substantial issuer bid was made, RCI would have had the opportunity to tender the shares of the Corporation acquired from AT&T Wireless to that bid. The substantial issuer bid would also have been made to public shareholders of the Corporation. No decision was ever made as to the possible terms of any such substantial issuer bid."

The first full paragraph on page 33 of the Circular is hereby amended and restated in its entirety as follows:

          "On November 9, 2004, upon receipt of the preliminary valuation range, management of RCI concluded that rather than a substantial issuer bid, it could recommend to the RCI board of directors an insider bid (an offer by a holder of voting securities carrying more than 10% of the total votes of an issuer to acquire shares of such issuer, in this case, an offer made by RCI or a subsidiary of RCI to acquire RWCI Restricted Voting Shares) by RCI as a first step to potentially taking the Corporation private at a price that was in the best interests of RCI's own shareholders and that could be fair from a financial point of view to Minority Shareholders. See "Shareholder Protection Agreement - Insider Bids" in Schedule "B" hereto. As a result, at a meeting held on November 10, 2004, representatives of Scotia Capital presented financial information and advice to the finance committee of the board of directors of RCI. Scotia Capital was not requested to, and did not provide any report or opinion as to the value of the Corporation, RCI, the RWCI Restricted Voting Shares or the RCI Non-Voting Shares. Scotia Capital was not requested to, and did not, evaluate or render an opinion as to the fairness, from a financial point of view, of the consideration proposed to be paid under the Offer to Minority Shareholders. Following Scotia Capital's presentation, management of RCI recommended to the finance committee of the board of directors of RCI that RCI make the Offer."

Page 33 of the Circular is hereby amended by adding the following to the end of the last full paragraph thereon:

          "In making its determination regarding the fairness, from a financial point of view, to the Minority Shareholders, the RCI board considered a variety of factors, including, the preliminary valuation range presented by BMO Nesbitt Burns to the RWCI Independent Committee, the values of entities in RWCI's peer group prepared by Scotia Capital, the current and historical market prices for the RWCI Restricted Voting Shares (and the premium offered in the Offer), the going concern value of RWCI (as analyzed in the preliminary BMO Nesbitt Burns presentation to the RWCI Independent Committee and the final Valuation and Fairness Opinion), the purchase prices paid by RCI in previous purchases and the Valuation and Fairness Opinion. The RCI board of directors did not consider the net book value or liquidation value in considering the fairness of the Offer from a financial point of view as BMO Nesbitt Burns had determined that these valuation approaches yielded lower values than the going concern approach. On November 22, 2004, the RWCIAI board of directors made the same determination of fairness, in reliance on the determination made by the RCI board of directors."

Page 36 of the Circular is hereby amended by amending and restating its the entirety the paragraph under the heading "Other" thereon as follows:

          "Other

               The Corporation believes that the terms of the Shareholder Protection Agreement, which requires, among other things, that a formal valuation of RWCI be prepared by an independent valuer, that the consideration offered per share to holders of RWCI Restricted Voting Shares will not be less than 66 2/3% of the value (or of the midpoint of the range of values) arrived at in the formal valuation and that a committee of independent directors of RWCI select the independent valuer, review the independent valuer's report and report its recommendations to the RWCI board of directors provides adequate procedural fairness for the Minority Shareholders. The Offer does not require the approval of a majority of the Minority Shareholders. The Offerors intend to take-up and pay for any and all RWCI Restricted Voting Shares deposited in the Offer, subject to satisfaction or waiver of certain conditions. See Section 4 of the Offer to Purchase, "Conditions of the Offer."

The following paragraph is hereby added immediately before the last paragraph on page 38 of the Circular:

               "After receiving the report of the Independent Committee and its conclusions and recommendations, the Board of Directors discussed those factors the Independent Committee considered relevant in determining whether the Offer was in the best interest of Minority Shareholders, including those factors listed under "INDEPENDENT COMMITTEE OF THE CORPORATION --Deliberations and Recommendation of the Independent Committee" and the Board of Directors considered those factors in determining whether the Offer was in the best interest of Minority Shareholders. The Board of Directors accepted the conclusions and analyses presented in the report of the Independent Committee and the Valuation and Fairness Opinion"

The following paragraph is hereby added immediately before the heading "Auditors, Transfer Agent and Registrar" on page A-4 of Schedule "A":

          "RWCI Loan to RCI

               On December 17, 2004, the Corporation and RCI announced that the board of directors of the Corporation had approved a loan of up to $1.4 billion from the Corporation to RCI. The loan will be made from cash on hand resulting from a return of capital from RWI. RCI's intent is to use the proceeds from this loan along with $350 million cash on hand to repay its bridge credit facility. The loan to RCI will be advanced on December 31, 2004 and will mature on October 16, 2006. The Corporation continues to review the various methods and timing of effecting a distribution of $1.75 billion to its shareholders."